SEC FILE NUMBER
001-09232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	August 2, 2009

For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I − REGISTRANT INFORMATION
Volt Information Sciences, Inc.
Full Name of Registrant
Former Name if Applicable 1600 Stewart Avenue
Address of Principal Executive Office (Street and Number) Westbury, New York 11590
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Volt Information Sciences, Inc. (the “Company”) is assessing whether certain previously recognized revenues and related costs should have been recorded in later periods. The timing of such recognition depends on the possible applicability of two technical accounting pronouncements – AICPA Statements of Position 81-1 and 97-2 – relating to certain of the Company’s customer contracts. As the Company’s review is not yet complete, the Company has been delayed in filing its quarterly report on Form 10-Q for the third quarter ended August 2, 2009. The Company is working diligently to complete its review of the contracts in question, but cannot at this time predict when this process will be complete.

PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Jack Egan	(212)	704-7970
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

As noted above in Part III of this Form 12b-25, the Company has not completed its review of certain customer contracts.  Therefore, because the timing of revenue recognition that may result from this review is not currently determinable, it is not possible for the Company to provide a reasonable estimate of the changes in the results of operation from the corresponding period for the last fiscal year.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2009	By	/s/ Jack Egan
Principal Accounting Officer